Exhibit 99.4

Red White & Bloom Arranges Approximately US$13.5 Million to Finance its Closing Costs for Illinois Acquisition

-  RWB receives CDN$8 million warrant exercise from institutional investor  -

-  Signs irrevocable US$7 million non-convertible debenture unit financing commitment    -

-  On schedule for a First Quarter 2021 acquisition closing  -

TORONTO, Ontario February 11, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (http://www.redwhitebloom.com/) (CSE: RWB) (OTC: RWBYF) (“RWB” or the “Company”) announces that it has arranged the required cash for closing of its previously announced acquisition of an Illinois Adult Use and Medical Cannabis Cultivation Center License and Associated Assets (the “Illinois Assets”).

Brad Rogers, Chairman & CEO of RWB commented, “Surpassing US $1 Billion of adult use sales in only its first year, Illinois has quickly developed into one of the most robust revenue markets in the United States1. With the financing now secured, we are thrilled to be one step closer to bringing Red White & Bloom’s nationally-recognized brands to this market.  The renewed optimism around the State permitting an additional 75 retail locations further highlights the enormous opportunity Illinois offers.”

Bennett Johnson III, RWB’s Director of Government Affairs & Public Policy noted, “We are particularly enthused that Illinois has laid out the roadmap for the strongest social equity and diversity programs in the cannabis industry. Their vision aligns strongly with our core tenets of championing social justice initiatives and fostering robust partnerships with marginalized stakeholders. We have started the work in advance of closing to ensure that we can contribute to this mandate and play our part in a meaningful way”.

Upon closing, and subject to regulatory approval, the Company intends to introduce both its Platinum Vape (https://houseofplatinum.com/) and High Times® branded products into the Illinois market. Platinum Vape branded products are one of the most sought after brands in the markets they serve, including Michigan, California and Oklahoma with plans to expand to Arizona under way. High Times® is one of the most recognized cannabis brands in the world, and the initial product launches in Michigan sold out in hours after their availability. The Company believes that these brands backed by the Company’s commitment to quality, safety and consistency will resonate with users in Illinois.

The Company has received a Warrant exercise for 8,000,000 common shares for gross proceeds of CDN $8 million from an institutional investor and combined with the irrevocable commitment for the purchase of a US$7 million debenture unit (the “Debenture Unit”), and cash

1 https://www.marijuanamoment.net/illinois-sold-more-than-1-billion-worth-of-legal-marijuana-in-2020-new-state-data-shows/

on hand, the Company has arranged the required financing to close its purchase of the Illinois’ Assets later this quarter (subject to applicable regulatory approvals among other conditions).

The Debenture Unit to be issued by the Company consists of a USD $7,000,000 principal amount of debenture (the “Debenture”) and 1,000,000 common share purchase warrants (the “Warrants”). Each Warrant is exercisable into one common share of the Company at a price of CDN$1.85 (or such other price as may be acceptable to the Canadian Securities Exchange at the time of issuance) for a period of 2 years from the date of issuance. All securities issued in connection with the Private Placement will be subject to a four-month hold period under securities laws.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the implementation of the Company’s business plan and the Illinois Assets acquisition.  Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, the potential for conflicts of interest among certain officers or directors, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.